

May 13, 2015

Via E-mail
Mr. Martin P. Klein
Vice President and Chief Financial Officer
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230

> **Re: Genworth Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-32195**

Dear Mr. Klein:

We have reviewed your May 12, 2015 response to our April 29, 2015 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
(17) Fair Value of Financial Instruments
Fixed Maturity, Equity, and Trading Securities, page 300

1. Refer to your response to our prior comment two. You currently disclose that you use a market approach, income approach or combination of the market and income approach depending on the type of instrument and availability of information. Given that current disclosure, it does not appear to us that disclosing, as you have proposed, that the Level 2 and Level 3 valuation techniques and inputs used to fair value your fixed maturity securities are the same for all classes will be informative with respect to valuation techniques and inputs for Level 2 fixed maturity securities. In this regard, please tell us for each class of Level 2 fixed maturity securities to what extent you use a market versus an income versus a combination approach, and what circumstances determine the use of each approach. Further, tell us for each class and for each approach the inputs you use.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant